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                                                                     EXHIBIT 4.3

                    PREFERRED SHARES VOTING RIGHTS AGREEMENT

THIS VOTING RIGHTS AGREEMENT (the "Agreement") is dated 26 May 2003 and entered into between:

1. AEGON N.V., a public company, having its seat in The Hague and its office address at AEGONplein 50, 2591 TV The Hague (the "Company"); and

2. Vereniging AEGON, an association, having its seat in The Hague and its office address at AEGONplein 50, 2591 TV The Hague (the "Association").

The parties referred to in 1 and 2 above shall be jointly referred to herein as the "Parties" and each as a "Party".



RECITALS:

(A) The articles of association of the Company were last amended by notarial deed dated 26 May 2003, pursuant to a resolution to that effect adopted by the general meeting of shareholders of the Company on 9 May 2003 (the "2003 Amendment").

(B) The Association currently holds 171,974,055 common shares and 211,680,000 preferred shares A in the capital of the Company, representing approximately 33% of its total voting capital (excluding shares the Company holds in treasury). In addition, the Association holds conditional option rights to have new class B preferred shares of the Company issued to it under certain circumstances, pursuant to clause 10 of that certain Merger Agreement between the Company and the Association dated 18 October 1983 (as last amended on the date of this Agreement). The nominal value of each common share is EUR 0.12; the nominal value of each preferred share is EUR 0.25.

(C) Clauses 4.1, 4.2 and 4.3 of the Recapitalization Agreement between the Parties dated 23 September 2002 (the "Recapitalization Agreement") stipulate that, subject to the implementation of certain changes in the Company's corporate governance, the financial rights attached to the preferred shares outstanding on 23 September 2002 shall be concentrated in a lesser number of preferred shares such that, on the basis of the market prices of the Company's common shares on or about 23 September 2002, the voting rights/value ratio of the preferred shares remaining outstanding shall approximate the voting rights/value ratio of the common shares.

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(D)  The changes in the Company's corporate governance mandated under the
     Recapitalization Agreement are included principally in the 2003 Amendment, but such changes imply that the reduction of the voting rights of the preferred shares outstanding on 23 September 2002 shall not apply under all circumstances.

(E) In connection with the foregoing, the 2003 Amendment provides for (i) the conversion of the 440,000,000 preferred shares outstanding on 23 September 2002, with an aggregate nominal value of EUR 52,800,000 (equal to EUR 0.12 nominal value per preferred share) into 211,680,000 class A preferred shares with an aggregate nominal value of EUR 52,920,000 (equal to EUR 0.25 nominal value per class A preferred share); and (ii) special provisions regarding the exercise of the voting rights attached to preferred shares of the Company (including, but not limited to, the class A preferred shares). As a result of the conversion of preferred shares into class A preferred shares, the average amount paid in on each class A preferred share is EUR 10, which equals the price per common share realized by the Association and the Company in their respective sales of common shares on 23 September 2002.

(F) The aforementioned special provisions regarding the exercise of the voting rights attached to preferred shares of the Company (regarding class A preferred shares as well as class B preferred shares) are set forth in new article 41.1 of the articles of association of the Company, introduced by the 2003 Amendment, which reads as follows:

              "Each Share confers the right to cast one vote.
              However, a holder of Preferred Shares shall be entitled, instead of casting one vote per Preferred Share, to cast such number of votes as shall equal the number of Preferred Shares it holds multiplied by twenty-five-twelfths (25/12), provided that any resulting fraction of a vote shall be disregarded. Each holder of Preferred Shares shall file a written statement setting forth its policy for exercising the full voting rights attached to the Preferred Shares, and any subsequent change to such policy, at the offices of the Company and shall give notice of any such filing in the manner set forth in Article 43. If, with respect to a particular vote at any General Meeting of Shareholders, a holder of Preferred Shares intends to exercise the full voting rights attached to its Preferred Shares, it will inform the meeting of such intention prior to the vote being taken."

(G) The Association and the Company have agreed that the voting policy of the Association as holder of Preferred Shares as referred to in article 41.1 of the articles of association of the Company, shall be set forth in this Agreement.

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NOW THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.   EXERCISE OF VOTING RIGHTS OF PREFERRED SHARES

1.1 Except to the extent otherwise provided herein, the Association shall be authorized to exercise one vote only per preferred share for all preferred shares in the capital of the Company it shall hold from time to time (the "Preferred Shares" and each a "Preferred Share").

1.2 The Association reserves the right to exercise the full voting power granted to the Preferred Shares under article 41.1 of the articles of association of the Company (the "Full Voting Power") if a "Special Cause" (as referred to in clause 1.3) has occurred.

1.3  As "Special Causes" may be regarded:

     (a) the launch or other commencement by any person or a group of persons of, or an approach, notice or announcement regarding the intention by any person or group of persons to launch or otherwise commence, a tender offer, exchange offer or other bona fide offer (any such offer a "Tender Offer") to acquire directly or indirectly shares in the capital of the Company, which Tender Offer the Executive Board and the Supervisory Board of the Company have not explicitly and unequivocally supported publicly by press release or otherwise and which, if such Tender Offer succeeds, would or could result in the person or group of persons having a 15%-Interest (as defined in sub-clause (d) below);

     (b) a formal proposal or offer, or a notice or announcement regarding the intention to make a proposal or offer, by any person or group of persons to effect a merger or any other form of business combination directly or indirectly involving the Company or to acquire directly or indirectly all or a substantial part of the assets of the Company and its subsidiaries taken as a whole (any such proposal or offer a "Business Combination Proposal"), which Business Combination Proposal the Executive Board and the Supervisory Board of the Company have not explicitly and unequivocally supported publicly by press release or otherwise, whether such Business Combination Proposal is made to the Company, to holders of shares in the capital of the Company or to any subsidiary of the Company;

     (c) the filing by any person or group of persons of any application or notification with any anti-trust, insurance or other regulatory authority in any jurisdiction in relation to or contemplation of any present or future Tender Offer or Business Combination Proposal

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          which the Executive Board and the Supervisory Board of the Company
          have not explicitly and unequivocally supported publicly by press release or otherwise;

     (d) any person or group of persons (other than the Association), including affiliates or associates of such person or the members of such group of persons, except with the explicit and unequivocal approval of both the Executive Board and Supervisory Board of the Company, having acquired, alone or together with others, an interest in the Company (whether through the ownership of voting shares of the Company, powers of attorney, agreements or other coordinated action or otherwise) as confers the right to exercise 15% or more of the votes which can be exercised on one of more resolutions proposed at any general meeting of shareholders of the Company (a "15%-Interest"), or of any other circumstance on the basis of which the Association or the Company reasonably believes that a person or a group of persons referred to above has acquired, can acquire or intends to acquire a 15%-Interest; or

     (e) any other circumstance in which, in the opinion of the Association, the Association not exercising the Full Voting Power would seriously harm the interests of the Company and the business connected with it.

     For the purpose of the provisions in this clause 1.3, the term "shares in the capital of the Company" shall be understood to include all options on shares and rights convertible into shares, depositary receipts of shares and options thereon or rights convertible therein, participation certificates, profit certificates and all other forms of rights which, directly or indirectly, whether or not conditional, give or can give the rights to shares or other entitlement to the capital of the Company, issued from time to time by or with the cooperation of the Company.

1.4 Prior to the Association using its right to exercise the Full Voting Power based on the foregoing, it shall announce the same in the general meeting of shareholders, which announcement shall include a statement with respect to the Special Cause which caused the exercise of the Full Voting Power. The Association shall no longer make use of its right arising from a particular Special Cause to exercise the Full Voting Power if 6 months have lapsed after, with respect to the Special Cause concerned, the aforementioned announcement in the general meeting of shareholders of the Company was made.

1.5 The Association may elect, after a Special Cause has occurred or commenced, to regard any related subsequent circumstance as a new Special Cause. In that case the Association will make a new announcement in the general meeting of shareholders of the Company in accordance with the provision in Clause 1.2.

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1.6  The Executive Committee of the Association shall determine in its sole discretion whether and when an event or circumstance shall be regarded as a Special Cause.

2.   GOVERNING LAW; RESOLUTION OF DISPUTES

2.1 This Agreement shall be governed and construed in accordance with the laws of the Netherlands (without regard to Dutch rules relating to conflicts of laws).

2.2 The Parties shall use their best endeavours to settle any dispute with respect to arising under this Agreement in an amicable way. In the event conciliation fails, all disputes in connection with this Agreement or any further agreements with respect to the subject matter hereof shall be submitted to the exclusive jurisdiction of a competent court of the Netherlands.

3.   MISCELLANEOUS

3.1 This Agreement may be amended only by a written instrument signed by all Parties; provided that this Agreement can be amended on the part of the Company only pursuant to a resolution of the executive board which has been approved by the supervisory board and the general meeting of shareholders of the Company. No provisions of this Agreement may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought.

3.2 This Agreement shall constitute the written policy of the Association with respect to the exercise of the Full Voting Power pursuant to article 41.1 of the articles of association of the Company. This Agreement shall be publicly disclosed in the manner prescribed in the articles of association of the Company and made available at the office of the Company for inspection by shareholders.

3.3 The governing language of this Agreement shall be the Dutch language and all notices and other communications hereunder shall be in Dutch.

3.4 The Parties agree and acknowledge that upon execution of this Agreement clauses 4.1, 4.2 and 4.3 of the Recapitalization Agreement are hereby cancelled.

3.5 If any one or more of the provisions of this Agreement or any portion thereof shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or

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     unenforceability shall not affect or impair the validity, legality and enforceability of any other provision contained herein. The Parties agree that each of them shall negotiate in good faith to replace any such invalid, illegal or unenforceable provision(s) (or such portions thereof) with valid, legal and enforceable provision(s) that preserve as closely as possible the economic effect intended by the invalid, illegal or unenforceable provision(s).

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date indicated in the heading of the Agreement.

(Signatures)

/s/ J.B.M. Streppel                          /s/ P.P. Kohnstamm
-----------------------------                -----------------------------
AEGON N.V.                                   Vereniging AEGON
Signed by:  J.B.M. Streppel                  Signed by:  P.P. Kohnstamm